Exhibit 12.1

Statements re: Computation of Ratios

		For the Year Ended December 31,
	nine months ended September 30, 2012	2011	2010	2009	2008	2007

Income before income taxes and income from equity method investment in affiliate	1,077,444	402,372	1,299,769	1,996,104	372,157	423,254
Add: Fixed charges (interest expense)	1,147,295	1,362,721	1,163,332	1,295,762	1,888,912	1,926,465
Earnings as adjusted	2,224,739	1,765,093	2,463,101	3,291,866	2,261,069	2,349,719
Fixed charges (interest expense) + preferred stock dividends	1,167,108	1,379,575	1,181,365	1,314,263	1,910,089	1,947,958
Ratio of earnings to combined fixed charges and preferred stock dividends	1.91	1.28	2.08	2.50	1.18	1.21
Ratio of earnings to fixed charge	1.94	1.30	2.12	2.54	1.20	1.22